Filed Pursuant to Rule 424(b)(3)
Registration No. 333-200617

NORTHSTAR/RXR NEW YORK METRO REAL ESTATE, INC.
SUPPLEMENT NO. 9 DATED DECEMBER 15, 2017
TO THE PROSPECTUS DATED APRIL 28, 2017

This Supplement No. 9 supplements, and should be read in conjunction with, our prospectus dated April 28, 2017, as supplemented by Supplement No. 8 dated November 13, 2017 and Supplement No. 7 dated October 17, 2017. Defined terms used in this Supplement shall have the meaning given to them in the prospectus unless the context otherwise requires. The purpose of this Supplement No. 9 is to disclose:

•the status of our initial public offering; and

•the resignation and appointment of a director and officer.

Status of Our Initial Public Offering

We commenced our initial public offering of $2.0 billion in shares of common stock on February 9, 2015, of which up to $1.8 billion in Class A, Class T and Class I shares are being offered pursuant to our primary offering and up to $200 million in shares are being offered pursuant to our distribution reinvestment plan, or DRP. We refer to our primary offering and our DRP collectively as our offering.

As of December 14, 2017, we received and accepted subscriptions in our offering for 4.0 million shares, or $38.4 million, comprised of 1.8 million Class A shares, or $17.8 million, 2.0 million Class T shares, or $19.4 million, and 0.1 million Class I shares, or $1.1 million, including 0.2 million Class A shares, or $1.5 million, sold to an affiliate of Colony NorthStar, Inc. and 55,744 Class A shares, or $0.5 million, sold to an affiliate of RXR Realty LLC. As of December 14, 2017, approximately $2.0 billion in shares remained available for sale pursuant to our offering.

In November 2016, our board of directors, or our board, extended the term of our primary offering by an additional year. Our primary offering is expected to terminate on February 9, 2018, unless extended by our board as permitted under applicable law and regulations.

Resignation and Appointment of Director and Officer
On December 11, 2017, Daniel R. Gilbert, a Co-Chairman of our board and our Chief Executive Officer and President, delivered a Notice of Resignation to Colony NorthStar, Inc., our co-sponsor, or the CLNS Sponsor, tendering his resignation from the CLNS Sponsor and its affiliates effective as of January 11, 2018. In addition, as a result of the foregoing, Mr. Gilbert resigned as a member of our board and as our Co-Chairman, Chief Executive Officer and President effective as of December 15, 2017.

The decision by Mr. Gilbert was not a result of any disagreement with us on any matter relating to our operations, polices or practices.

On December 15, 2017, our board appointed David Schwarz as a member of our board and as our Chief Executive Officer and President to fill the vacancy created by Mr. Gilbert’s resignation effective as of December 15, 2017. Scott H. Rechler will continue as our sole Chairman.

Mr. Schwarz, age 39, is a Managing Director at the CLNS Sponsor, having previously held the position of Managing Director for one of the CLNS Sponsor’s predecessors, Colony Capital, Inc., or Colony Capital. Mr. Schwarz is also the Chairman of NorthStar/Townsend Institutional Real Estate Fund Inc., a position he has held since December 2017. In his roles at Colony NorthStar and Colony Capital, Mr. Schwarz oversees the expansive hospitality platform and has responsibilities for other new business initiatives and investments. Prior to joining Colony Capital in 2010, Mr. Schwarz was a principal at Warburg Pincus LLC, where he originated, structured and managed real estate investments throughout the United States. Prior to joining Warburg Pincus, Mr. Schwarz worked at the Carlyle Group, where he focused primarily on U.S. real estate acquisitions. Mr. Schwarz began his career in the Real Estate Investment Banking Division at Merrill Lynch & Co. Mr. Schwarz received a Bachelor of Science in Economics from the Wharton School at the University of Pennsylvania.